UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HANCOCK PARK CORPORATE INCOME, INC.
(Name of Subject Company (Issuer))

HANCOCK PARK CORPORATE INCOME, INC.
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

Bilal Rashid
President and Chief Executive Officer
Hancock Park Corporate Income, Inc.
10 S. Wacker Drive, Suite 2500
Chicago, Illinois 60606
(847) 734-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$6,196,696	$751.03

(1)         Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 465,917 shares of common stock, par value $0.001 per share, of Hancock Park Corporate Income, Inc. at a price equal to $13.30 per share, which represents the Company’s net asset value as of September 30, 2018.
(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals 0.012120% of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $751.03
Form or Registration No.: Schedule TO
Filing Party: Hancock Park Corporate Income, Inc.
Date Filed: February 11, 2019

☐            Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.
☒          Issuer tender offer subject to Rule 13e-4.
☐            Going-private transaction subject to Rule 13e-3.
☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 1 to Schedule TO
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2019 (as amended by Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the offer by Hancock Park Corporate Income, Inc., a Maryland corporation (the “Company”), to purchase up to 465,917 shares of its issued and outstanding common stock, par value $0.001 per share (the “Common Stock”), which amount represents 25% of the Company’s total issued and outstanding shares of Common Stock as of February 7, 2019, at a price equal to the net asset value per share on March 28, 2019 (the “Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2019 (as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, dated February 11, 2019, (“Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO, the Offer to Purchase and Letter of Transmittal to reflect an amendment to the Offer to Purchase and Letter of Transmittal to extend the expiration date from March 27, 2019 to April 5, 2019 in order to give the Company’s stockholders additional time to evaluate the Offer and to make other updates. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
ITEMS 1 through 11.
Items 1 through 11 are hereby amended and supplemented as follows:

Each reference to the Expiration Date of “March 27, 2019” in the Offer to Purchase and Letter of Transmittal is hereby amended by replacing it with “April 5, 2019.”

Item 11(a) is hereby amended and supplemented as follows:

The “Additional Information” section of the Offer to Purchase is hereby amended to incorporate by reference the Current Reports filed on February 28, 2019 and March 18, 2019.
ITEM 12.    EXHIBITS.
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2019

HANCOCK PARK CORPORATE INCOME, INC.

By:	/s/ Bilal Rashid
Name:	Bilal Rashid
Title:	President and Chief Executive Officer